Exhibit 99.1

NEWS RELEASE

Veramark Agrees to be Acquired by Varsity Acquisition LLC

For $0.98 per Share in Cash

Rochester, New York – May 1, 2013 – Veramark Technologies, Inc. (OTCB: VERA) (the “Company”), a leading provider of Telecom Expense Management (“TEM”) solutions, today announced that it has entered into a definitive merger agreement with Varsity Acquisition LLC (“Varsity”) and All Big Ten Holdings, Inc., a wholly-owned subsidiary of Varsity (“Merger Sub”) under which Merger Sub will acquire all of the outstanding common stock of the Company, par value $0.10 per share, for $0.98 per share in cash. The $0.98 per share price represents a 38% premium over the 90-day average of the Company’s shares and a 29% premium to the closing price of the Company’s shares on April 30, 2013.

A special committee of the Company’s Board of Directors, consisting solely of independent directors, and the Company’s Board of Directors have both unanimously approved the transaction. The Special Committee undertook deliberate and comprehensive negotiations with Varsity to obtain an attractive cash offer for the Company’s shareholders. In determining whether to approve the transaction, the Special Committee also obtained and considered a fairness opinion from an independent third-party advisor. The Special Committee ultimately concluded that Varsity’s offer is fair to, and in the best interest of, the Company’s shareholders.

Under the terms of the agreement, Merger Sub will commence a tender offer to purchase all outstanding shares of the Company on the fifth business day following the end of a 45-day “go-shop” period. Merger Sub’s obligation to purchase the shares of the Company’s common stock tendered in the tender offer is subject to certain conditions, including that the number of shares of the Company’s common stock that have been validly tendered and not properly withdrawn, together with the shares beneficially owned by Varsity or Merger Sub, if any, represent at least a majority of the outstanding shares of the Company’s common stock.

If Merger Sub owns at least 90% of the Company’s outstanding shares as a result of its current shareholdings, shares tendered in the tender offer and the issuance of new shares by the Company pursuant to a “top-up” provision in the merger agreement, Merger Sub intends to cause the Company to enter into a short-form merger pursuant to which shares not tendered in the tender offer would be converted into the right to receive $0.98 per share in cash without interest. If Merger Sub does not own at least 90% of the Company’s outstanding shares as a result of its current shareholdings, shares tendered in the tender offer and the issuance of new shares by the Company pursuant to the top-up provision in the merger agreement, the Company intends to solicit proxies from its shareholders in support of a merger between the Company and Merger Sub.

The transaction does not require antitrust approval and is expected close in the second quarter of 2013 subject to satisfaction of the tender offer conditions and customary closing conditions.

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Martin Wolf M&A Advisors acted as the financial advisor to Varsity and AGC Partners acted as financial advisor to the Company in connection with the transaction. The Company received a fairness opinion from a third-party advisor in connection with the transaction.

About Veramark Technologies, Inc.

Veramark eliminates telecom distractions for performance-driven organizations that demand value from their communication investments. The Company’s solutions leverage the power of intuitive technology and problem-solving people to simplify telecom management and convert complex data into actionable intelligence. Veramark helps ensure that its customers need what they buy, buy what they need, and pay what they should for telecom. Veramark is one of only six independent U.S.-based TEM companies included in Gartner’s 2012 Magic Quadrant for Global TEM Report. Veramark is trusted by more than 3,000 organizations around the world. For more information, visit www.veramark.com.

Forward-looking Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Act”) that discuss Veramark’s beliefs, expectations or intentions pertaining to, among other things, the tender offer transaction described above, as well as the Company’s operations, markets, products, services, prices and performance. Forward-looking statements and the success of Veramark generally involve numerous risks and uncertainties, such as trends of the economy, interest rates, income tax laws, governmental regulations, legislation and those risk factors discussed under the headings “Risk Factors” and elsewhere in Veramark’s filings under the Act. Veramark cannot guarantee that any of its forward-looking statement will prove to be accurate, although it believes that it has been reasonable in its expectations and assumptions. Forward-looking statements are subject to the risks identified in “Risk Factors” and elsewhere in Veramark’s filings under the Act. Readers are cautioned not to place any undue reliance on Veramark’s forward-looking statements. Veramark does not undertake to update any of its forward-looking statements except as required by law.

Additional Information

This Press Release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any of the shares the Company’s common stock. The tender offer described in this Press Release has not yet been commenced. Varsity and Merger Sub intend to file a Tender Offer Statement on Schedule TO, including an Offer to Purchase, Letter of Transmittal and additional related tender offer documents (the “Tender Offer Documents”) with the Securities and Exchange Commission (the “SEC”). Investors and stockholders of the Company are strongly advised to read the Tender Offer Documents, the related solicitation/recommendation statement on Schedule 14D-9 that will be filed by the Company, and other relevant materials when they become available, because such materials contain important information regarding the tender offer. When they are available, stockholders will be able to obtain these documents without charge from the SEC’s website at http://www.sec.gov/. Copies can also be obtained at no charge by directing a request to the Company at Veramark Technologies, Inc., 1565 Jefferson Road, Suite 120, Rochester, New York 14623, or by phone at (585) 381-6000.

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Veramark and VeraSMART are registered trademarks of Veramark Technologies, Inc. MySMART and Veramark Value Acceleration Process are trademarks of Veramark Technologies, Inc. All other trademarks are the property of their respective owners.

Contact:

Andrew Tempest

Director of Marketing

Tel: 585.383.6883

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